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                                                                      EXHIBIT 60

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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HOWARD SHAPIRO,
                     PLAINTIFF,
                                              CLASS ACTION COMPLAINT
           -AGAINST-                          ----------------------

GLEN M. ANTLE, KEITH R. LOBO, RICHARD         CIVIL ACTION NO. 16850
C. ALBERDING, MICHAEL R. D'AMOUR,
YEN-SON HUANG, DAVID K. LAM,
QUICKTURN DESIGN SYSTEMS, INC., AND
CADENCE DESIGN SYSTEMS, INC.,

                     DEFENDANTS.
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        Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

        1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock Of Quickturn Design Systems, Inc. ("Quickturn" or the "Company").

        2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

        3. Defendant Quickturn is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs, manufactures, markets and supports system level
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verification solutions for the design of integrated circuits and electronic systems.

        4. Defendant Cadence Design Systems Inc., ("Cadence") is a Delaware corporation with its principal offices located at 2655 Seely Avenue, San Jose, California. Cadence provides comprehensive consulting services and technology to the electronics product development industry.

        5. Defendant Glen M. Antle is and was at all relevant times the Chairman of the Board and a Director of Quickturn. He also founded defendant Cadence, and was its President and Chairman from 1982-1989.

        6. Defendant Keith R. Lobo is and was at all relevant times Chief Executive Officer, President and a director of Quickturn.

        7. Defendants Richard C. Alberding, Michael R. D'Amour, Yen-Son Huang, and David K. Lam are and were at all relevant times directors of Quickturn. Defendant Huang was formerly employed by defendant Cadence.

        8. The Individual Defendants named in paragraphs 4 through 6 are in a fiduciary relationship with the plaintiff and the other public stockholders of Quickturn and owe them the highest obligations of good faith, due care, candor and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except

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the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        10. This action is properly maintainable as a class action.

        11. The class is so numerous that joinder of all members is impracticable. As of April 30, 1998, there were approximately 17.8 million shares of Quickturn common stock outstanding, owned by shareholders located throughout the country.

        12. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached
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their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are seeking to entrench themselves in their current positions and are unlawfully impeding a takeover attempt by skewing the process in favor of their preferred bidder at the expense of the public shareholders of Quickturn; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class, and a failure to maximize shareholder value; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

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          13.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          14. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          16. On or about August 12, 1998, Mentor Graphics Corp. ("Mentor") announced that it had offered to purchase all the outstanding shares of Quickturn's common stock that it did not already own (approximately 97% of the outstanding shares) for $12.125 per share in cash. The total value of the proposed transaction was approximately $216 million. In response to this announcement, the price of Quickturn common stock soared over $3.00

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per share (or 38%), from its August 11, 1998 closing price of $8.00 per share to
$11.03125 per share.

        17. Defendants, however, refused to fulfill their fiduciary duties to Quickturn's public shareholders and immediately begin good faith negotiations with Mentor. Instead, Quickturn's Board adopted a number of formidable defensive measures to frustrate Mentor's bid, including amending its shareholders rights plan so that for six months the rights plan could only be redeemed by Quickturn's current directors or a slate of directors whom they favored and not by Mentor's proposed nominees to the Board. On December 2, 1998, this Court invalidated this "dead-hand" provision.

        18. Following this Court's ruling, Mentor and its representatives contacted Quickturn and its representatives and expressed its willingness to increase its offer following due diligence. On December 8, 1998, Quickturn declined to afford Mentor the opportunity to conduct further due diligence but invited Mentor to submit a higher offer. Mentor indicated that it would submit its increased bid the next day, which was acceptable to Quickturn.

        19. However, the same day that Quickturn informed Mentor that it would consider Mentor's increased offer for the Company the next day, Quickturn entered into a definitive merger agreement with Cadence. The agreement provides that Cadence will acquire Quickturn in a stock-for-stock transaction in which each Quickturn

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share will be exchanged for $14 worth of Cadence stock (the "Cadence Merger").

        20. The merger agreement between Quickturn and Cadence dated December 8, 1998 (the "Cadence Merger Agreement") grants Cadence a stock option lockup to purchase shares representing 19.9% of Quickturn's common stock on a fully-diluted basis at $14.00 per share, capped at a total benefit to Cadence of $14,075,000 (the "Lockup Option"). The Cadence Merger Agreement also grants Cadence a termination fee of $10,557,000 (the "Termination Fee") and an expense reimbursement fee of $3,500,000 (the "Expense Reimbursement Fee," together with the Termination Fee and Lockup Option, the "Breakup Fees"). The Cadence Merger Agreement also subjects Quickturn to a highly-restrictive no-shop provision that purports to prevent Quickturn and its representatives from making any effort to obtain a superior transaction (the "No Shop Clause"). Quickturn will operate as a subsidiary of Cadence and Quickturn's management, including defendant Lobo, will retain their positions with the Company. Indeed, under the Merger Agreement, defendant Lobo can effectively veto the Merger because Cadence can terminate it if Lobo merely expresses concern about his status with Quickturn.

        21. The Breakup Fees create dramatic disincentives for any competing bidder. The Lockup Option prevents any competing bidder from offering a stock deal that could take advantage of pooling interests accounting treatment. More importantly, the Lockup Option increases the cost of any competing bid by 19.9% of the topping amount (to a ceiling of $14.075 million), because

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Cadence can exercise its stock option and force Quickturn (and therefore the topping bidder) to pay in cash the difference between $14.00 and the higher price for the 3,619,100 shares which are subject to the Lockup Option. The Termination Fee and Lockup Option generate a penalty of $14,075,000 for any bidder bidding $14.97 or higher. The Expense Reimbursement adds another $3,500,000 to the price of any topping bid. The combined penalty is an additional $0.97 per Quickturn share.

        22. Despite Quickturn's agreement to merge with Cadence and despite the powerful disincentives to competing bidders contained in the Cadence Merger Agreement, Mentor nevertheless announced that it is "prepared to pay more for Quickturn in a negotiated merger transaction than the $14 per share price being proposed by Cadence. Defendants, however, have failed to give Mentor a reasonable opportunity to bid.

        23. The Quickturn Board's approval of the Cadence Merger Agreement is a breach of the directors' fiduciary duties because, in agreeing to the No-Shop Clause, Lockup Option and Breakup Fees, the Quickturn Board failed to obtain the maximum current benefit for its stockholders. The Quickturn Board agreed to these provisions without even soliciting Mentor's best bid. The Quickturn Board breached its fiduciary duties by agreeing to these excessively generous provisions without achieving an auction-ending bid that would maximize value for Quickturn's stockholders.

        24. Although Mentor has continually requested Quickturn to negotiate since announcing the Offer on August 12, 1998,

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Quickturn only invited Mentor to consider submitting a higher proposal on
December 8, 1998. Quickturn's representative stated that a response by the next day would be acceptable. Quickturn never told Mentor that responding on December 9 would be too late, that Quickturn had decided to sell the Company, or that Quickturn was about to enter into a merger agreement which would frustrate further bidding. Quickturn entered into the Cadence Merger Agreement before Mentor responded.

        25. Once the Quickturn Board decided to abandon its business plan of operating independently for the benefit of the Quickturn stockholders and to sell the Company, and to solicit bids from Cadence and Mentor, the Board had an obligation to obtain the highest value reasonably available for Quickturn's stockholders. The Board wholly failed in this mission.

        26. In approving the Cadence Merger Agreement, the Quickturn Board failed to secure the transaction offering the best value reasonably available for the stockholders. The Quickturn Board made no effort to conduct a fair auction process that would maximize value for Quickturn's shareholders. In fact, Quickturn unfairly tilted the playing field to Cadence, its favored bidder. Quickturn allowed Cadence to conduct due diligence, yet refused Mentor's repeated requests for due diligence.

        27. The Quickturn Board unfairly frustrated the bidding by failing to give Mentor a reasonable opportunity to present a higher proposal, by failinq to give Mentor access to due diligence, by hurriedly entering into the Cadence Merger Agreement and by

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binding Quickturn in the Cadence Merger Agreement to Breakup Fees and the No
Shop Clause which unfairly tilt the bidding in favor of Cadence, and unfairly deprive shareholders of the benefit of a higher Mentor bid.

        28. Defendants' refusal to negotiate with Mentor and its impulsive signing of the Cadence Merger Agreement have deprived the Company's shareholders of the opportunity to consider the best bids from all available suitors for the Company in a non-coercive manner.

        29. By reason of all of the foregoing, defendants have breached their fiduciary duties to plaintiff and the other members of the Class.

        30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will deprive the Class of the opportunity to maximize the value of their Quickturn holdings either in a transaction with Mentor or some other bona fide offeror, all to the
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irreparable harm of the Class.

        31. Defendant Cadence aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Cadence was aware of Mentor's interest in acquiring Quickturn and Quickturn's unlawful efforts to thwart Mentor's bid. Nevertheless, Cadence entered into the Cadence Merger Agreement with Quickturn, agreed to indemnify the Individual Defendants for their breaches of fiduciary duty, and permit Quickturn's management to entrench themselves in their positions with the Company, Cadence so agreed in order to

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obtain Quickturn at the lowest possible price and for the inclusion in the
Cadence Merger Agreement of the powerful disincentives to competing bidders.

        32.  Plaintiff and the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        A. declaring this to be a proper class action;

        B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

             1) cooperate fully with any person or entity, having a bona fide
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interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Mentor;

             2) undertake an appropriate evaluation of Quickturn's worth as a merger/acquisition candidate;

             3) take all appropriate steps to enhance Quickturn's value and attractiveness as a merger/acquisition candidate;

             4) conduct a fair and even-handed auction process and not to tilt the process in favor of any particular bidder;

             5) act independently so that the interests of Quickturn's public stockholders will be protected; and

             6) adequately ensure that no conflicts of interest exist between the Individual Defendants' interest and their fiduciary obligation to maximize stockholder value or, if such

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conflicts exist, to ensure that all conflicts are resolved in the best interests of Quickturn's public stockholders;

          C. ordering the defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          D. preliminarily and permanently enjoining defendants from proceeding with the Cadence Merger Agreement or any action that will entrench the Individual Defendants to the detriment of maximizing the value to the Company's public shareholders;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          F. granting such other and further relief as may be just and proper in the premises.

                                ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                        P.A.

                                BY: /s/ Herman M. Monhait
                                   --------------------------------------
                                        Suite 1401, Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, Delaware 19899
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40/th/ Street
New York, New York  10016
(212) 779-1414


Dated:    December 16, 1998
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